                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC 20549-1004
                                   FORM 11-K

                X ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.


For the fiscal year ended December 31, 1998

--------TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
        SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ----------- to -------------------.

Commission file number: 0-16271

A. Full title to the plan and the address of the plan:


               DVI Financial Services Inc. Employee Savings Plan
                                 500 Hyde Park
                              Doylestown, PA 18901


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices.


                                    DVI, Inc.
                                 500 Hyde Park
                              Doylestown, PA 18901
                                  215-345-6600

     Financial statements and exhibits
     ---------------------------------

     (a) Financial statements and supplemental schedules

                                                                        Page no.
     The
        Independent Auditors' report                                         1
        Statement of Net assets available for benefits,
          December 31, 1998 and 1997                                         2
        Statements of changes in Net assets available for benefits           3-4
        Notes to Financial statements                                        5-8
        Supplemental Schedules as of December 31, 1998:
          Item 27a--Schedule of Assets held for investment
           purposes.                                                         9
          Item 27d--Schedule of Reportable transactions                      10
        Independent Auditors' Consent                                        11

     (b) The Statement of Net assets available for Plan benefits of the Plan as of December 31, 1998 and the related statement of change in Net assets available for the Plan benefits and supplemental schedules for the year ended December 31, 1998, together with the Independent Auditors' Report and Consent are attached and filed herewith.

                                                   -----------------------------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               DVI Financial Services Inc. Employee Savings Plan

                                        /s/ Michael Smith
                                        -----------------------------------
                                        Michael Smith, Human Resources
                                        Date: 6-28-99

                       [LETTERHEAD OF DELOITTE & TOUCHE]


INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of the
DVI Financial Services, Inc. Employee Savings Plan
Doylestown, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of DVI Financial Services, Inc. Employee Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes (27a) and Reportable Transactions (27d) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
May 14, 1999

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                       1998              1997
                                                    ----------        ----------
ASSETS:

Cash                                                $   24,237        $     --

Investments:
  Shares of registered investment companies:
    Prudential Equity Fund                           1,208,241         1,009,519
    Prudential World Fund                              533,079           402,358
    Prudential Allocation Fund                         280,869           210,433
    Prudential Utility Fund                            306,375           227,133
    Prudential Government Income Fund                   88,328           103,832
    Prudential Natural Resource Fund                    63,907            58,213
  Government Money Market Fund                         246,144           186,396
  DVI, Inc. Common Stock                               436,307           248,111
                                                    ----------        ----------

           Total investments                         3,163,250         2,445,995
                                                    ----------        ----------

Receivables:
    Participants' contribution                             548            26,510
    Employers' contribution                                 44             5,593
                                                    ----------        ----------

           Total receivables                               592            32,103
                                                    ----------        ----------

Loans to participants                                   98,816            78,673
                                                    ----------        ----------

           Total assets                              3,286,895         2,556,771
                                                    ----------        ----------

LIABILITIES:

Benefits payable                                        10,227              --
                                                    ----------        ----------

            Total liabilities                           10,227              --
                                                    ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                   $3,276,668        $2,556,771
                                                    ==========        ==========

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------------------------------------

                                                                         SUPPLEMENTAL FUND INFORMATION
                                        --------------------------------------------------------------------------------------------
                                                                                                                        PRUDENTIAL
                                                                        PRUDENTIAL                       PRUDENTIAL       NATURAL
                                        PRUDENTIAL      PRUDENTIAL      ALLOCATION      PRUDENTIAL       GOVERNMENT      RESOURCE
ASSETS                                  EQUITY FUND     WORLD FUND         FUND         UTILITY FUND    INCOME FUND        FUND
                                        -----------     -----------     -----------     -----------     -----------     -----------
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income:
    Net appreciation (depreciation)
    in fair value of investments        $   (15,573)    $    74,864     $    (4,128)    $   (10,869)    $     1,979     $   (16,128)
    Dividends                                98,341          21,382          24,303          28,866           5,583           3,243
    Interest on loans to participants
                                        -----------     -----------     -----------     -----------     -----------     -----------

                                             82,768          96,246          20,175          17,997           7,562         (12,885)
                                        -----------     -----------     -----------     -----------     -----------     -----------

  Contributions:
    Participants'                           256,882         102,388          71,524          77,796          15,837          21,480
    Employers'                               19,597           7,091           6,050           3,541             992           1,612
                                        -----------     -----------     -----------     -----------     -----------     -----------

                                            276,479         109,479          77,574          81,337          16,829          23,092
                                        -----------     -----------     -----------     -----------     -----------     -----------

           Total additions                  359,247         205,725          97,749          99,334          24,391          10,207
                                        -----------     -----------     -----------     -----------     -----------     -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefits paid to participants              97,365          35,502          23,686          16,715           3,630             473
  Other                                       4,511           4,571
                                        -----------     -----------     -----------     -----------     -----------     -----------

           Total deductions                 101,876          40,073          23,686          16,715           3,630             473
                                        -----------     -----------     -----------     -----------     -----------     -----------

NET INCREASE (DECREASE) PRIOR
  TO INTERFUND TRANSFER                     257,371         165,652          74,063          82,619          20,761           9,734
                                        -----------     -----------     -----------     -----------     -----------     -----------

INTERFUND TRANSFERS                         (58,649)        (34,931)         (3,627)         (3,377)        (36,265)         (4,040)

NET INCREASE (DECREASE)                     198,722         130,721          70,436          79,242         (15,504)          5,694

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                       1,009,519         402,358         210,433         227,133         103,832          58,213
                                        -----------     -----------     -----------     -----------     -----------     -----------

  End of year                           $ 1,208,241     $   533,079     $   280,869     $   306,375     $    88,328     $    63,907
                                        ===========     ===========     ===========     ===========     ===========     ===========


                                                       SUPPLEMENTAL FUND INFORMATION
                                         -----------------------------------------------------------
                                          GOVERNMENT
                                            MONEY         DVI, INC.
                                            MARKET         COMMON
ASSETS                                       FUND          STOCK           OTHER           TOTAL
                                          -----------    -----------     -----------     -----------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income:
    Net appreciation (depreciation)
    in fair value of investments          $         -    $    14,902     $               $    45,047
    Dividends                                   9,928          1,414                         193,060
    Interest on loans to participants                                          7,016           7,016
                                          -----------    -----------     -----------     -----------

                                                9,928         16,316           7,016         245,123
                                          -----------    -----------     -----------     -----------

  Contributions:
    Participants'                              43,564         91,202         (24,277)        656,396
    Employers'                                  5,207         15,255          17,003          76,348
                                          -----------    -----------     -----------     -----------

                                               48,771        106,457          (7,274)        732,744
                                          -----------    -----------     -----------     -----------

           Total additions                     58,699        122,773            (258)        977,867
                                          -----------    -----------     -----------     -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefits paid to participants                 9,085         36,671          23,480         246,607
  Other                                         2,155            126                          11,363
                                          -----------    -----------     -----------     -----------

           Total deductions                    11,240         36,797          23,480         257,970
                                          -----------    -----------     -----------     -----------

NET INCREASE (DECREASE) PRIOR
  TO INTERFUND TRANSFER                        47,459         85,976         (23,738)        719,897
                                          -----------    -----------     -----------     -----------

INTERFUND TRANSFERS                            12,289        102,220          26,380

NET INCREASE (DECREASE)                        59,748        188,196           2,642         719,897

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                           186,396        248,111         110,776       2,556,771
                                          -----------    -----------     -----------     -----------

  End of year                             $   246,144    $   436,307     $   113,418     $ 3,276,668
                                          ===========    ===========     ===========     ===========

See notes to financial statements.

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997
-----------------------------------------------------------------------------------------------------------------------------------

                                                                      SUPPLEMENTAL FUND INFORMATION
                                       --------------------------------------------------------------------------------------------
                                                                                                                         PRUDENTIAL
                                                                        PRUDENTIAL                      PRUDENTIAL        NATURAL
                                         PRUDENTIAL     PRUDENTIAL      ALLOCATION      PRUDENTIAL      GOVERNMENT        RESOURCE
                                         EQUITY FUND    WORLD FUND         FUND         UTILITY FUND    INCOME FUND         FUND
                                         -----------    -----------     -----------     -----------     -----------     -----------
ASSETS
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income:
    Net appreciation (depreciation)
    in fair value of investments         $   125,133    $   (24,129)    $    (5,755)    $    26,291         $ 2,456     $   (16,392)
    Dividends                                 69,475         43,396          29,525          23,655           5,874           8,505
    Interest on loans to participants
                                         -----------    -----------     -----------     -----------     -----------     -----------

                                             194,608         19,267          23,770          49,946           8,330          (7,887)
                                         -----------    -----------     -----------     -----------     -----------     -----------

  Contributions:
    Participants'                            211,278        104,770          57,874          39,610          17,115          19,461
    Employers'                                19,628          8,191           5,290           3,502           1,115           1,688
                                         -----------    -----------     -----------     -----------     -----------     -----------

                                             230,906        112,961          63,164          43,112          18,230          21,149
                                         -----------    -----------     -----------     -----------     -----------     -----------

           Total additions                   425,514        132,228          86,934          93,058          26,560          13,262
                                         -----------    -----------     -----------     -----------     -----------     -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefits paid to participants              160,867         64,326          44,624          11,962             139             653

NET INCREASE (DECREASE) PRIOR
  TO INTERFUND TRANSFER                      264,647         67,902          42,310          81,096          26,421          12,609
                                         -----------    -----------     -----------     -----------     -----------     -----------

INTERFUND TRANSFERS                           18,320          2,088          (5,929)        (19,709)          2,570          (1,119)

NET INCREASE (DECREASE)                      282,967         69,990          36,381          61,387          28,991          11,490

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                          726,552        332,368         174,052         165,746          74,841          46,723
                                         -----------    -----------     -----------     -----------     -----------     -----------

  End of year                            $ 1,009,519    $   402,358     $   210,433     $   227,133     $   103,832     $    58,213
                                         ===========    ===========     ===========     ===========     ===========     ===========

                                                    SUPPLEMENTAL FUND INFORMATION
                                       ----------------------------------------------------------
                                        GOVERNMENT
                                          MONEY         DVI, INC.
                                          MARKET         COMMON
                                           FUND           STOCK          OTHER           TOTAL
                                       -----------     -----------    -----------     -----------
ASSETS
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
  Investment income:
    Net appreciation (depreciation)
    in fair value of investments                       $    72,973                    $   180,577
    Dividends                          $    11,005                                        191,435
    Interest on loans to participants                                  $    5,238           5,238
                                       -----------     -----------    -----------     -----------

                                            11,005          72,973          5,238         377,250
                                       -----------     -----------    -----------     -----------
  Contributions:
    Participants'                           32,976          32,141         10,745         525,970
    Employers'                               4,906           7,170           (713)         50,777
                                       -----------     -----------    -----------     -----------

                                            37,882          39,311         10,032         576,747
                                       -----------     -----------    -----------     -----------

           Total additions                  48,887         112,284         15,270         953,997
                                       -----------     -----------    -----------     -----------

DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:
  Benefits paid to participants            104,388          38,579        (15,913)        409,625

NET INCREASE (DECREASE) PRIOR
  TO INTERFUND TRANSFER                    (55,501)         73,705         31,183         544,372
                                       -----------     -----------    -----------     -----------

INTERFUND TRANSFERS                         15,330           9,860        (21,411)

NET INCREASE (DECREASE)                    (40,171)         83,565          9,772         544,372

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                        226,567         164,546        101,004       2,012,399
                                       -----------     -----------    -----------     -----------

  End of year                          $   186,396     $   248,111    $   110,776     $ 2,556,771
                                       ===========     ===========    ===========     ===========

See notes to financial statements.

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.    DESCRIPTION OF PLAN

      The following description of the DVI Financial Services, Inc. Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      a. GENERAL - The Plan is a defined contribution plan covering all full-time employees of DVI, Inc., the parent, and related subsidiaries (the "Company") who have three months of service and are age 18 or older. The Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Prudential Bank and Trust Company serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      b. CONTRIBUTIONS - Each year, participants may contribute from 1% up to 17% of pretax annual compensation, as defined in the Plan document. The Company matches contributions at 40% of the participant's contribution to the Plan not to exceed $500 in the Plan year. Additional amounts may be contributed at the option of DVI, Inc.'s Board of Directors.

      c. PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contributions and allocations of (a) DVI Financial Services, Inc.'s contributions and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are allocated to active participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Administrative expenses are paid by the Plan sponsor.

      d. VESTING - Participants are immediately vested in their contributions plus earnings thereon. Vesting in the DVI Financial Services, Inc. contribution portion of their accounts plus earnings thereon is based on years of credited service. A participant is 100 percent vested after five years of credited service.

      e. INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct employee contributions in any increments which total 100% in any combination of the following funds. DVI Financial Services, Inc.'s matching contributions are contributed into the funds elected by the participant. Participants may elect different funds for these matching contributions.

                  PRUDENTIAL EQUITY FUND - Funds are invested in common stocks of major, established corporations. which have prospects of price appreciation greater than broadly based stock indices.

                  PRUDENTIAL WORLD FUND - Funds are invested in diversified securities and other debt obligations of U.S. and non-U.S. issuers.

                  PRUDENTIAL ALLOCATION FUND - Funds are invested in a combination of stocks and bonds of major established companies, as well as money market instruments.

                  PRUDENTIAL UTILITY FUND - Funds are invested in equity and debt securities of utility companies, primarily electric, gas, and telephone companies.

                  PRUDENTIAL GOVERNMENT INCOME FUND - Funds are invested primarily in U.S. Treasury Bills, Notes, Bonds, and other debt securities issued by the U.S. Treasury, and obligations issued or guaranteed by U.S. Government agencies.

                  PRUDENTIAL NATURAL RESOURCE FUND - Funds are invested in securities of foreign and domestic companies that own, explore, mine, process, or otherwise develop, or provide goods and services with respect to natural resources.

                  GOVERNMENT MONEY MARKET FUND - Funds are invested in obligations issued or guaranteed by the U.S. Government.

                  DVI, INC. COMMON STOCK - Funds are invested in the common stock of DVI, Inc.

            Participants may change or transfer their investment options monthly.

      f. LOANS TO PARTICIPANTS - Participants may borrow from their fund accounts up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund, in which the participant's account is invested, and the loan fund. Loan terms range from 1 to 5 years. A loan term longer than 5 years may be approved if the loan will be used for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest is repaid through bi-weekly payroll deductions.

      g. PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten year period not to exceed the life expectancy of the participant. Amounts payable to such participants at December 31, 1998 and 1997 were $10,227 and $0, respectively.

      h. CASH - Represents paid employer and employee contributions that have yet to be recorded by the Trustee.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

      b. USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      c. VALUATION OF INVESTMENTS - The plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

            Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

      d. EXPENSES - The Plan's expenses are paid by DVI Financial Service, Inc., as provided by the Plan document.

3.    INVESTMENTS EXCEEDING 5% OF NET ASSETS

      The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 1998 and 1997 are as follows:


INVESTMENT                              1998              1997
                                    ----------        ----------
Prudential Equity Fund              $1,208,241        $1,009,519
Prudential World Fund                  533,079           402,358
Prudential Allocation Fund             280,869           210,433
Prudential Utility Fund                306,375           227,133
Government Money Market Fund           246,144           186,396
DVI, Inc. Common Stock                 436,307           248,111

4.    RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Prudential Investments. Prudential Bank and Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.    PLAN TERMINATION

      Although it has not expressed any intention to do so, DVI, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

      The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 which is prepared on a cash basis:

                                                                                      DECEMBER 31,
                                                                            -------------------------------
                                                                                1998                1997
      Net assets available for benefits per the financial statements        $ 3,276,668         $ 2,556,771
      Less:        Participant contributions receivable                            (548)            (26,510)
                   Employer contribution receivable                                 (44)             (5,593)
                   Cash                                                         (24,237)                  0
      Add:         Benefits payable                                              10,227                   0
                                                                            -----------         -----------

      Net assets available for benefits per the Form 5500                   $ 3,262,066         $ 2,524,668
                                                                            ===========         ===========

      The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                              DECEMBER 31,
                                                       -------------------------
                                                          1998           1997
Benefits paid to participants per the financial
 statements............................................   $246,607       $409,625
Less:  Benefits payable at December 31
       of the Current Year.............................    (10,227)             0
Add:   Benefits payable at December 31
       of the Prior Year...............................          0         15,913
                                                          ---------      --------
Benefits paid to participants per the Form 5500........   $236,380       $425,538
                                                          =========      ========






7.    TAX STATUS

      The Plan was established by DVI, Inc. by an adoption of the Prudential Investments Prototype Standardized Employee Savings Plan, which obtained its latest opinion letter from the IRS dated March 11, 1994, regarding the latest amendment to the prototype. The Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. DVI, Inc. believes that the Plan is operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
-------------------------------------------------------------------------------------

IDENTITY OF ISSUE/                                                            FAIR
DESCRIPTION OF INVESTMENT                                   COST              VALUE
                                                         ----------        ----------
Prudential Equity Fund - mutual fund *                   $1,101,826        $1,208,241
Prudential World Fund - mutual fund *                       467,308           533,079
Prudential Allocation Fund - mutual fund *                  283,795           280,869
Prudential Utility Fund - mutual fund *                     274,285           306,375
Prudential Government Income Fund - mutual fund *            86,609            88,328
Prudential Natural Resources Fund - mutual fund *            90,209            63,907
Government Money Market Fund - money market*                246,144           246,144
DVI, Inc. Common Stock *                                    355,646           436,307
Loans to participants (6.0 to 8.5%)                          98,816            98,816

* Indicates Party-in-Interest to the plan.

DVI FINANCIAL SERVICES, INC. EMPLOYEE SAVINGS PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------------------------------------

SERIES REPORTABLE
TRANSACTIONS

                                            TOTAL        TOTAL                          MARKET
                                            DOLLAR       DOLLAR           HISTORICAL    VALUE AT
                                           VALUE OF     VALUE OF             COST        DATE OF
IDENTITY OF PARTY          DESCRIPTION     PURCHASES      SALES            OF ASSET    TRANSACTION   NET GAIN
-----------------          -----------     ---------      -----            --------    -----------   --------
Prudential Bank & Trust                                 $429,389                       $429,389      $429,389
(Trustee)                  Equity Fund
                                                        $215,073            191,091       215,073     $23,982

Prudential Bank & Trust
(Trustee)                  World Fund        135,726                        135,726       135,726

Prudential Bank & Trust
(Trustee)                  Utility Fund      154,850                        154,850       154,850

Prudential Bank & Trust
(Trustee)                  DVI, Inc. -
                           Common Stock      221,048                        221,048       221,048

                                    [Deloitte & Touche Letterhead]




INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference of our report dated May 14, 1999, appearing in this Annual Report on Form 11-K of DVI Financial Services, Inc. Employee Savings Plan, Commission File Number 0-16271, for the year ended December 31, 1998.


Deloitte & Touche LLP

June 28, 1999